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+--------+
| FORM 4 |                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

        Jacobs                      Bradley                           S.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

        c/o UNITED RENTALS, INC.
        Four Greenwich Office Park
--------------------------------------------------------------------------------
                                   (Street)

      Greenwich                       CT                              06830
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        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol    UNITED RENTALS, INC.  URI
                                             -----------------------------------

3.  IRS Identification Number of Reporting Person if an entity
    (Voluntary)
                --------------

4.  Statement for Month/Year   NOVEMBER 1999
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    [X] Director    [X] Officer             [X] 10% Owner    [ ] Other
                        (give title below)                       (specify below)

                    Chief Executive Officer
    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

     X   Form filed by One Reporting Person
    ---

         Form filed by More than One Reporting Person
    ___

TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

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1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code    V      Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

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Common Stock          11/24/99   P               100,000       A         $14.50
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Common Stock          11/24/99   P               200,000       A         $15.25
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Common Stock          11/24/99   P                20,000       A         $15.50
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Common Stock          11/26/99   P               180,000       A         $15.8125
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Common Stock                                                                       21,050,339(1)        (1)           (1)
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If this form is filed by more than one reporting person, see Instruction 4(b)(v).

                   Potential persons who are to respond to
                   the collection of information contained
                   in this form are not required to respond
                   unless the form displays a currently                  (Over)
                   valid OMB control number.                    SEC 1474 (3-99)

  TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------

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

 TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
   (e.g., puts, calls, warrants, options, convertible securities)--CONTINUED

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Secur-        ficial
                                                                                (Instr.     ficially         ity:          Owner-
                               --------------------------------------------     5)          Owned            Direct        ship
                               Date     Expira-              Amount or                      at End           (D) or        (Instr.
                               Exer-    tion         Title   Number of                      of               Indi-         4)
                               cisable  Date                 Shares                         Month            rect (1)
                                                                                            (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:

(1) The indicated shares are comprised of the following:

Direct Ownership:
----------------

The following shares are directly owned: (i) 7,207,900 outstanding shares; (ii) 1,729,000 shares that are not outstanding, but which may be acquired pursuant to currently exercisable warrants; (iii) 1,566,667 shares that are not outstanding, but which may be acquired pursuant to currently exercisable options; and (iv) 3,983,572 shares that are owned by others (comprised of 2,690,714 outstanding shares and 1,292,858 shares that are not outstanding, but may be acquired pursuant to currently exercisable warrants). Mr. Jacobs is deemed to share beneficial ownership (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934) of the shares owned by others described in clause (iv) because he has certain contractual rights to control the disposition of these shares. He has no pecuniary interest in these shares.

Indirect Ownership
------------------

The following shares are indirectly owned: (i) 3,292,200 outstanding shares; and
(ii) 3,271,000 shares that are not outstanding, but which may be acquired pursuant to currently exercisable warrants. The indirectly owned shares are held by Bradley Jacobs, LLC or Bradley Jacobs (1997) LLC, which are entities controlled by Bradley S. Jacobs.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                  /s/ Bradley S. Jacobs            12/1/99
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date